UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of April 2010

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on April 7, 2010: Jacada Signs Material Agreement with Large U.S.-Based Provider of Digital Television Services

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	April 7, 2010

Jacada Signs Material Agreement with Large U.S.-Based Provider of Digital Television Services

ATLANTA--(BUSINESS WIRE)--April 7, 2010--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer experience and process optimization solutions, today announced that it has entered into a material agreement with a new customer, a large U.S.-based provider of digital television services.

The company delivers digital video service to millions of customers in the United States and Latin America. After careful evaluation of many alternatives in the market, the company chose to work with Jacada to improve the customer experience provided by their call center agents during the selling cycle. Through use of the Jacada® WorkSpace, Jacada® Interaction Manager and Jacada® WinFuse solutions, the Jacada team will be significantly improving the tools the sales agents use to serve individual customer needs and to provide customers with the best possible offer.

"We are passionate about finding innovative technologies that enable our employees to deliver outstanding service to our customers," said a vice president of the company. "Creating a simple and clear user experience for our sales agents is a critical element of providing our customers with the world class experience they deserve. We evaluated many vendors to help us simplify our sales agent desktops and ultimately selected Jacada for the task. Their solution and underlying technology was uniquely suited to meet our needs. We look forward to a successful deployment of their solution."

"We couldn’t be happier about working with our new customer," said Tom Clear, chief executive officer for Jacada. "They understand the nature of industry competition and that in 2010 the top priority for differentiation and customer retention, is improving the customer experience. Jacada solutions dramatically improve customer experience but also significantly streamline and reduce operational costs. We’re looking forward to helping them continually improve the efficiency and effectiveness of their sales and customer service operations."

About Jacada

Jacada is a leading global provider of customer experience management and interaction optimization solutions. By bridging disconnected systems and processes, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in London; Munich; Stockholm; Atlanta, Georgia; and Herzliya, Israel. Jacada can be reached at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada
Media
Cindy Knezevich, 770-776-2227
cindyk@jacada.com
or
Hayden Communications
Investor Relations
Peter Seltzberg, 646-415-8972
peter@haydenir.com